BUSINESS PLAN

FOR



 Jason Carter of J.Carter Ventures

Jason@jcarterventures.com

617-301-0250

Executive Summary

Fire Dough Kitchen is a quick serve restaurant that will provide diners in Sudbury, MA with a casual experience and will feature a menu based on "Over the top" Fire Grilled Pizza and Gourmet Flatbread Sandwiches paired with creative and fun "Sweets". Fire Dough Kitchen is being developed by Jason Carter, a lifelong restauntour

Fire Dough Kitchen's menu will be priced to achieve an average check of $10.00 at Lunch and $13.00 at Dinner (including beverages). First year sales for the restaurant are estimated to be $500,000 with a prime cost of 74%. Operating cash flows before taxes for the first full year are projected to be $80,000 or about 5.5% of sales.

Fire Dough Kitchen will be located at 730 Boston Post Rd, Sudbury, MA 01776. This area is becoming increasingly popular with Fire Dough Kitchen's target market of Young professionals and Families. While there is successful local restaurant competition for this segment, there are no other restaurants that compete in fast american comfort. Based on recent experience in this market, the development team feels there is a viable niche for a restaurant like Fire Dough Kitchen.

Anticipated buildout costs, including funds for working capital and contingency, are $80,000. J.Carter Ventures is seeking $50,000 in funding in order to fully finance the development and early operational expenses of the restaurant. Based on conservative growth estimates, Fire Dough Kitchen is projected to have an average return on investment of [32%] over 5 years and to have fully paid back all initial equity investment in 7-10 years.

Section 1 – The Concept

1a.   Overview

Fire Dough Kitchen is a Quick Serve (QSR) restaurant that will provide diners in Sudbury, MA with a fast casual, fun experience and feature a menu based on "Over the top" Fire Grilled Pizza and Gourmet Flatbread Sandwiches paired with creative and fun "Sweets"

1b.   Unique Selling Proposition

The food at Fire Dough Kitchen will be the focus with over the top gourmet offerings that will please both your belly and your eyes. We plan to bring the wow factor in everything we do, with food and deserts you will want to share on social media and tell everyone you know about the experience you had.

1c.   Meal Periods/Opening Hours

Fire Dough Kitchen will be open for lunch and dinner 7 days per week, 52 weeks per year. The restaurant will only be closed on the major holidays   Christmas eve, Christmas day, Thanksgiving and Easter giving our staff time to spend with their families.

1d.   Guest Experience

From the moment the guest walks in the door their experience will start with a warm welcome and a fun, upbeat vibe. Our guests will be walking through the menu with an excited and knowledgeable staff who will be eager to help the guest make the best decision. Guests who dine in will be wowed by over the top food walking through the restaurant in anticipation of their own masterpiece. For those who prefer takeout we will offer the top industry technology that will allow our guests to order through our mobile app and enjoy the ease of curbside pickup or the ability to order on their own at our self serve kiosk.

1e.   Menu and Signature Items

The menu at Fire Dough Kitchen will consist of Over The Top Grilled Pizzas, Gourmet Flatbread Sandwiches and Creative Healthy Salad Bowls . All menu items will feature over the top ingredients like the "Mac Daddy" pizza piled high with creamy mac & cheese, pulled pork and bbq sauce. Or the"Aloha" flatbread sandwich with chicken covered in pulled pork, hawwian "Huli Huli" sauce, grilled pineapple and fried chives.

Desert will be big and bold like our food with items like fried dough on a stick that is covered with chocolate sauce then loaded up with crushed cookies.

1f.   Pricing

At Fire Dough Kitchen, Shareable items will range from $5.00 to $10.00; Grilled pizza will range from $10.00 to $18.00 , Sandwiches will be from $8.00 to $12.00, and desserts will be $6.00 to $10.00 each. The intended food and beverage cost percentage across the entire menu will be 25%.

Section 2 – The Team

The creator behind Fire Dough Kitchen has a total of 20 years experience in the restaurant industry.



Jason Carter - Jason has grown up in the restaurant industry where early in his career he bussed tables, served, bartender and spent a few years as a line cook contemplating a life as a chef. As time went on Jason joined the corporate restaurant world where he started opening restaurants and learning the ways of successful companies. Eager to grow more Jason branched out into independent restaurants helping teach the ways of the corporate world, becoming a consultant and eventually a Director of operations for a successful restaurant group for 5 years.

Section 3 – The Market

Target Customers

Fire Dough Kitchen will target Families, young professionals and the blue collar workers who travel past the restaurant every afternoon. The anticipated age range for the majority of our guests will be 25-40 years, with an emphasis on the people of the community. The customers we seek will be Families on the go, young professionals looking for a fun outing, and workers looking to get value and quality.

We are targeting this market specifically because of the fun yet value driven menu we have and because we will bring ease of access to the people of Sudbury, MA.

According to the most recent data, Sudbury, MA has a population of 20,000 where the median household income is $170,000 and the average home price is $900,000. The population is expected to grow 1.3% year over year while the median income will continue to grow at a rate of 5% year over year.

Based on this information, we feel that there is currently a large enough target market to support a concept like Fire Dough Kitchen and that this market is likely to grow over the next 5 to 10 years based on information from Data US.

Section 4 – The Strategy

4a.   Marketing Strategy

Fire Dough Kitchen seeks to position itself as The go to spot for a hip vibe with great food and the convenience of fast efficient pick up. Our motto, Come hungry and leave with a Happy Belly!, conveys the personality of the concept.   Our marketing approach will therefore emphasize communicating this personality to our target market.

4b.   Marketing Tactics

Pre-Opening. In order to get Fire Dough Kitchens name and concept in front of the target market prior to opening, we propose:
- *While under renovation we will launch a social media campaign where we will encourage the community to follow the progress, revealing new clues everyday to what the concept will be.*
- *Halfway through renovation we will launch our website to showcase our menu and get people signed up for our mobile ordering platform.*
- *Once the website is launched we will blast social media with pictures of our food and offer a promotional free handheld to the first 100 people that sign up for our reward program.*
- *The week leading up to the opening we will market to the community through social and in person that the first 50 people through the door will receive a swag bag filled with coupons and merchandise.*
- *The week before opening our menu will be sent out to all communities within a 3 mile radius with incentives to follow us on social and to join our loyalty program.*

After Opening.   Once the restaurant is open, the marketing plan includes:

- *Social Media will continue to play a big part in the success of Fire Dough Kitchen. There will be a weekly presence from food bloggers with robust followings and interily we will blast out pictures and videos of our over the top creations.*
- *We will launch with a Third party delivery service to utilize their marketing reach and gain more of a following.*
- *Once open and settled in the community we will start to offer fundraising opportunities to community programs and charities to showcase our dedication to Sudbury.*